September 19, 2017

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LBC Bioscience Inc. (the “Company” or “Issuer”) Registration Statement Form S-1/ Pre-Effective Amendment Four File No.: 333-217394

Dear Ms. Hayes:

Enclosed is Pre-Effective Amendment Four to the above Registration Statement. The changes in this Amendment have been made to update information, including the interim financial statements, and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated September 14, 2017.

Risk Factor 4

1.	We have made the requested changes.

Business

2.	All labels have been reviewed and all references to potential benefits have been eliminated. No statements about benefits will be inserted on future labels. A copy of our label, which is indicative of all of our labels, is attached to this Response Letter.

3.	All references to “supplements” have been eliminated.

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Exhibit 23.1

4.	The independent auditors have included a currently dated consent with this Amendment.

Sincerely,

/s/ Lisa Nelson

Lisa Nelson

President

cc: Frank J. Hariton

Attachment: Standard Label

Office: 11529 N. 120th Street, Ste 1, Scottsdale AZ 85259- Office # 480-776-0281

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